UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
Form 8-K
_____________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event Reported): April 30, 2018
Allegiance Bancshares, Inc.
(Exact Name of Registrant as Specified in Charter)

TEXAS	001-37585	26-3564100
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
8847 West Sam Houston Parkway N., Suite 200, Houston, Texas 77040
(Address of Principal Executive Offices) (Zip Code)
(281) 894-3200
(Registrant's telephone number, including area code)
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities
Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the
Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement
On April 30, 2018, Allegiance Bancshares, Inc., a Texas corporation (“Allegiance”), and Post Oak Bancshares, Inc., a Texas corporation (“Post Oak”), entered into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which Post Oak will merge into Allegiance, with Allegiance as the surviving entity (the “Merger”).

Under the terms and subject to the conditions of the Agreement, Allegiance will issue 0.7017 shares of Allegiance common stock for each outstanding share of, and option to purchase a share of, Post Oak capital stock, subject to certain conditions and potential adjustments.

The Agreement has been unanimously approved by the boards of directors of both Allegiance and Post Oak. The closing of the Merger is subject to the required approval of Allegiance's and Post Oak's shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Allegiance with respect to the shares of Allegiance common stock to be issued in the Merger and other customary closing conditions. The board of directors and certain officers of Post Oak and its subsidiary, Post Oak Bank, N.A., have agreed to vote their shares of Post Oak stock in favor of the Merger pursuant to a Voting Agreement, the form of which is attached as Exhibit B to the Agreement. The Merger is expected to close during the fourth quarter of 2018, although delays may occur.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Allegiance issued a press release today announcing the proposed Merger with Post Oak. The press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

In addition, Allegiance posted on the Investor Relations page of its Website a presentation related to the proposed Merger with Post Oak. A copy of the presentation is furnished as Exhibit 99.2 to this Report. The foregoing description is qualified in its entirety by reference to such exhibit. Allegiance is not undertaking to update this presentation.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Exhibit 99.1 and Exhibit 99.2 of this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Furthermore, such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information
In connection with the proposed merger of Post Oak into Allegiance, Allegiance intends to file a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of Allegiance's common stock that will be issued to Post Oak shareholders in connection with the Merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction, which will be sent to the shareholders of Allegiance and Post Oak seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, POST OAK AND THE PROPOSED TRANSACTION.

Certain of Allegiance’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Allegiance and Post Oak in connection with the Merger.  Information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement filed with the SEC on March 15, 2018.

Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Allegiance on its website at http://www.allegiancebank.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release may contain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, present expectations, estimates and projections about Allegiance and its subsidiaries. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing words. Forward-looking statements include information concerning Allegiance’s future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Allegiance’s control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These factors may include, but are not limited to, the ability of Allegiance and Post Oak to complete the merger transaction; the ability of Allegiance and Post Oak to satisfy the conditions to the completion of the merger transaction, including the approval of the merger transaction by Allegiance’s and Post Oak’s shareholders and the receipt of all regulatory approvals required for the merger transaction on the terms expected in the merger agreement; the ability of Allegiance and Post Oak to meet expectations regarding the timing, completion and accounting and tax treatments of the merger transaction; the possibility that any of the anticipated benefits of the merger transaction will not be realized or will not be realized as expected; the failure of the merger transaction to close for any other reason; the effect of the announcement of the merger transaction on Allegiance’s operating results; the possibility that the merger transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events and the impact of all other factors generally understood to affect the assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations of financial services companies and the other factors described under the caption “Risk Factors” in Allegiance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in other reports and statements Allegiance has filed with the Securities and Exchange Commission. Copies of such filings are available for download free of charge from the Investor Relations section of Allegiance’s website at www.allegiancebank.com, under Financial Information, SEC Filings. Any forward-looking statement made by Allegiance in this release speaks only as of the date on which it is made. Factors or events that could cause Allegiance’s actual results to differ may emerge from time to time, and it is not possible for Allegiance to predict all of them. Allegiance undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits. The following are exhibits to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Reorganization by and between Allegiance Bancshares, Inc. and Post Oak Bancshares, Inc. dated April 30, 2018
99.1	Press Release issued by Allegiance Bancshares, Inc. dated April 30, 2018
99.2	Allegiance Bancshares, Inc. Presentation dated April 30, 2018

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Allegiance Bancshares, Inc.

Date: April 30, 2018	By:	/s/ George Martinez
George Martinez
Chairman and Chief Executive Officer